SACKS PARENTE GOLF, INC.

551 Calle San Pablo

Camarillo, CA 93012

August 9, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Sacks Parente Golf, Inc.
Registration Statement on Form S-1
File No. 333-266610

Ladies and Gentlemen:

On behalf of Sacks Parente Golf, Inc., the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 4:30 P.M., Washington, D.C. time, on Friday, August 11, 2023, or as soon thereafter as is practicable.

Very truly yours,

/s/ Timothy Triplett
Timothy Triplett
Chief Executive Officer